

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2024

Assaf Ginzburg
Chief Financial Officer
Ormat Technologies, Inc.
6140 Plumas Street
Reno, NV 89519

  Re: Ormat Technologies, Inc.
    Form 10-K for the fiscal year ended December 31, 2023
    Filed February 23, 2024
    File No. 001-32347

Dear Assaf Ginzburg:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation